SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER: 001-34209
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Monster Worldwide, Inc. 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Monster Worldwide, Inc.
622 Third Avenue
New York, New York 10017

Monster Worldwide, Inc.
401 (k) Savings Plan

Page
No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of net assets available for benefits as of December 31, 2010 and 2009	4

Statements of changes in net assets available for benefits for years ended December 31, 2010 and 2009	5

Notes to financial statements	6

Supplemental Schedule:

Schedule of assets held for investment purposes at end of year	15

Signature	16

Exhibit 23.1

Report of Independent Registered Public Accounting Firm
To the Trustee of the
Monster Worldwide, Inc.
401(k) Savings Plan
New York, New York
We have audited the accompanying statements of net assets available for benefits of the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year for the year ended December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO USA, LLP
New York, NY
June 23, 2011

MONSTER WORLDWIDE, INC.
401 (k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010		2009
Assets
Investments at fair value:
Mutual Funds:
American Century Inflation-Adjusted Bond Fund	$3,617,098		$3,086,014
Growth Fund of America	9,635,631	*	9,275,929	*
Baron Small Cap	3,724,389		2,830,811
Columbia Value & Restructuring	12,324,337	*	9,679,960	*
Goldman Sachs High Yield Institutional Shares	2,660,892		1,644,679
JP Morgan Diversified Mid Cap Growth	4,394,554		3,302,591
Laudus International MarketMasters Fund	15,724,523	*	12,451,174	*
Oakmark Equity Income Fund	18,985,522	*	15,881,371	*
Oppenheimer International Bond Y	703,482		—
Oppenheimer Developing Markets A	9,393,975	*	6,885,659	*
Perkins Mid Cap Value T	11,106,069	*	9,541,957	*
PIMCO Total Return Fund	9,494,781	*	8,144,936	*
Royce Total Return Investment Fund	3,241,365		2,435,258
Schwab S&P 500 Investor SHS	13,780,778	*	11,463,580	*
Vanguard REIT Index Investor SHS	743,962		402,434
Third Avenue Real Estate Value	1,499,068		1,752,531

Common/collective trusts:
Schwab Stable Value Fund	12,250,203	*	11,851,982	*

Monster Worldwide, Inc. Equity Unit Fund	10,176,864	*	8,067,389	*

Personal Choice Retirement Accounts	757,625		661,929

Total investments	144,215,118		119,360,184

Noninterest bearing cash	—		1,102

Receivables:
Employer’s contributions	331		—
Participant contributions	661		—
Dividends	48,036		39,241
Notes receivable and accrued interest from participants	2,106,691		2,068,417

Total receivables	2,155,719		2,107,658

Total assets	146,370,837		121,468,944

Liabilities
Accrued expenses	44,000		42,000

Net assets available for benefits at fair value	146,326,837		121,426,944

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(308,106)		(81,218)

Net assets available for benefits	$146,018,731		$121,345,726

*	Represents 5% or more of the net assets available for benefits.
See accompanying notes to the financial statements.

MONSTER WORLDWIDE, INC.
401 (k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009
Additions:

Interest, capital gains, dividends, and other income	$2,561,756	$2,170,818
Contributions:
Participants	13,934,070	14,796,680
Employer	742,364	1,648,322

	14,676,434	16,445,002
Rollovers in participant balances	1,540,086	1,022,387
ERISA settlement (footnote 11)	3,037,431	—
Net appreciation in fair value of investments	17,078,998	25,413,381

Total additions	38,894,705	45,051,588

Deductions:

Benefits paid to participants	13,985,646	8,937,098
Assets transferred from Plan	106,028	—
Administrative expenses	130,026	185,828

Total deductions	14,221,700	9,122,926

Net increase	24,673,005	35,928,662
Net assets available for benefits, beginning of year	121,345,726	85,417,064

Net assets available for benefits, end of year	$146,018,731	$121,345,726

See accompanying notes to the financial statements.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following description of the Monster Worldwide, Inc. 401(k) Savings Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.
The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (“Monster Worldwide”).
General
The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 6% of employees’ eligible compensation within limits established by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees or nonresident aliens with no U.S. source income. The Plan has an automatic enrollment feature and a new eligible employee will be deemed to have agreed to make pre-tax contributions of 6% of annual eligible compensation unless the employee affirmatively elects otherwise. The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of ERISA and provisions of the Internal Revenue Code of 1986, as amended (“IRC”) as it pertains to plans intended to qualify under IRC Section 401(a).
Plan Amendments
In the normal course of business, various fund options were changed in the Plan during 2009 and 2010 plan years.
Effective April 3, 2009, the Plan was amended to suspend the employer match and to provide the Chief Executive Officer the authority, at his or her discretion, to reinstate the employer match should economic conditions improve. On August 31, 2010, the employer match was reinstated effective October 1, 2010.
On December 30, 2009, the Plan was amended to provide the participants the option to rollover after-tax contributions to an Individual Retirement Account, to a qualified plan or to an annuity contract.
On December 21, 2010, the Plan was amended to comply with the Heroes Earning Assistance and Relief Tax (“HEART”) Act of 2008.
On June 13, 2011, the Plan was amended to allow after tax contributions and the Roth In-Plan Conversion feature effective July 1, 2011.
Contributions
The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch-up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $5,500 during 2010 and 2009. Plan participants are permitted to make contributions in specified flat dollar amounts, in addition to the continued ability to make contributions in specified percentages of their annual eligible compensation.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The Plan has an automatic enrollment feature. Under this feature, unless the employee affirmatively elects otherwise, any new hire will be deemed to have entered into a salary reduction agreement and elected to make elective contributions to the Plan beginning effective as of the first payroll period coinciding with or following the 45-day period following his or her employment commencement date. Automatic elective contributions are initially set at 6% of an employee’s annual eligible compensation. Eligible employees may change or stop the amount of their elective contribution at any time subsequent to their automatic enrollment. The automatic enrollment feature only applies to pre-tax contributions. Roth deferrals and the Roth In-Plan Conversion feature are voluntary elections by the employee.
Participating employers may make matching contributions equal to 50% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation. Matching contributions are made each payroll period. The Plan also permits participating employers to make additional employer matching contributions to the Plan on behalf of non-highly compensated participants if needed, to satisfy applicable non-discrimination requirements. Additional matching contributions may be made to all participants’ accounts as long as such matching contributions do not exceed 100% of salary reduction contributions and Roth elective deferrals for a participant for the plan year up to 6% of the participant’s annual eligible compensation (less any matching contributions previously made for the year). Catch-up contributions are not matched. The Plan complies with the HEART Act of 2008.
Participants’ Accounts
Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment choices which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the Personal Choice Retirement Accounts and the investment results directly affect the participant’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).
Vesting
The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant’s period of service. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Vesting begins with the completion of a period of service of one year, at the rate of 25% and increases 25% for each subsequent year until full vesting is achieved with a period of service of four or more years, except for merging plans, as provided in the Plan. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Plan.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his or her account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years subsequent to the termination date, the forfeited amount will be restored to their matching contribution or profit sharing account. Forfeited non-vested accounts totaled $208,379 and $187,091 at December 31, 2010 and 2009, respectively. Plan expenses in the amount of $51,915 and $83,084 were paid with forfeitures during the years ended December 31, 2010 and 2009, respectively.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Payment of Benefits
Benefits are generally payable following a participant’s termination of employment, death or disability. If a portion of a participant’s account is attributable to a merged plan, that portion of the account may have additional distribution or in-service withdrawal rights; these rights are grandfathered in accordance with the applicable provisions of the IRC and ERISA. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.
Notes Receivable from Participants
In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate, which is comparable to a commercial rate for a similar type of loan, interest rates range from 3.25% to 8.25%. Principal and interest payments will be due no less frequently than quarterly and, for current employees will be made by payroll deductions. The loans are collateralized by the participants’ interest in their accounts.
As a result of the adoption of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2010-25, Plan Accounting—Defined Contribution Plans, the Plan retrospectively classified participant loans as notes receivable from participants in the Statements of Net Assets Available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.
Administrative Expenses
The Plan Administrator pays certain administrative expenses of the Plan and costs associated with the Monster Worldwide, Inc. Equity Unit Fund.
Risks and Uncertainties
The Plan invests in various investment securities including stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
2. Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Recently Issued Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (“ASU 2010-06”). This update requires: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted ASU 2010-06 for the year ended December 31, 2010 except for the provisions that are not effective until the year ended December 31, 2011. The Plan is currently evaluating the impact of the provisions of ASU 2010-06 that are not effective until the year ended December 31, 2011 on its financial statements. The Plan determined that the transfers between Level 1 and Level 2 are not significant for the year ended December 31, 2010 and separate disclosure is not required.
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires that participant loans be measured at their unpaid principal balance plus accrued interest and be reflected as notes receivable in the Statement of Net Assets Available for Plan Benefits. The Plan adopted ASU 2010-25 for the fiscal year ended December 31, 2010 on a retrospective basis. Accordingly, participant loan balances were reclassified from investments, at fair value to notes receivable from participants in the Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and December 31, 2009, respectively.
Investment Valuation and Income Recognition
All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.
Fair Value Measurements
The following provides a description of the three levels of input that may be used to measure fair value under Accounting Standards Codification 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.
Level 1 — Quoted prices available in active markets for identical assets or liabilities;
Level 2 — Inputs other than Level 1 inputs that are directly or indirectly observable; and
Level 3 — Unobservable inputs in which little or no market data exists

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2010 and 2009:

	Fair Value Measured and Recorded at			Total Fair Value
	December 31, 2010 Using Input Type			as of December 31,
	Level 1	Level 2	Level 3	2010
Investments at fair value:

Mutual funds:
Growth Fund	$44,426,345	$—	$—	$44,426,345
International Growth Fund	26,617,566	—	—	26,617,566
Balanced Fund	18,985,522	—	—	18,985,522
Fixed Income Fund	16,476,253	—	—	16,476,253
Index Fund	14,524,740	—	—	14,524,740

Total mutual funds	121,030,426	—	—	121,030,426
Common/collective trusts:
Schwab Stable Value Fund	—	12,250,203	—	12,250,203
Monster Worldwide, Inc. Equity Unit Fund	—	10,176,864	—	10,176,864
Other	757,625	—	—	757,625

Total investments (excluding cash and cash equivalents)	$121,788,051	$22,427,067	$—	$144,215,118

	Fair Value Measured and Recorded at			Total Fair Value
	December 31, 2009 Using Input Type			as of December 31,
	Level 1	Level 2	Level 3	2009
Investments at fair value:

Mutual funds:
Growth Fund	$37,066,506	$—	$—	$37,066,506
International Growth Fund	21,089,364	—	—	21,089,364
Balanced Fund	15,881,371	—	—	15,881,371
Fixed Income Fund	12,875,629	—	—	12,875,629
Index Fund	11,866,014	—	—	11,866,014

Total mutual funds	98,778,884	—	—	98,778,884
Common/collective trusts:
Schwab Stable Value Fund	—	11,851,982	—	11,851,982
Monster Worldwide, Inc. Equity Unit Fund	—	8,067,389	—	8,067,389
Other	661,929	—	—	661,929

Total investments (excluding cash and cash equivalents)	$99,440,813	$19,919,371	$—	$119,360,184

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following are descriptions of the composition and valuation of Plan assets measured at fair value:
Mutual Funds — Growth — This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities of companies whose earnings are expected to grow at an above-average rate relative to the market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Mutual Funds — International — This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Mutual Funds — Balanced — This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Mutual Funds — Fixed Income — This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in government or corporate debt securities and preferred stock. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Mutual Funds — Index — This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in stocks to replicate the movement of an index of a specific financial market or sector such as S&P 500. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.
Schwab Stable Value Fund — Common/Collective Trust Funds — The Schwab Stable Value Fund is valued based upon net assets values provided by fund managers, which are based on the value of the underlying investments. The net assets are not quoted in an active market and the Schwab Stable Value fund is therefore classified as Level 2 within the valuation hierarchy.
Monster Worldwide, Inc. Equity Unit Fund — The Monster Worldwide, Inc. Equity Unit Fund is an employer stock unitized fund. The fund consists of Monster Worldwide, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Monster Worldwide, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are valued at cost, which approximates fair value. The fund does not have an active market, but trends with Monster Worldwide, Inc. common stock and therefore is classified as Level 2 within the valuation hierarchy.
Other — This class primarily consists of publicly traded funds of registered investment companies. The investments are self-directed by the participant in mutual funds and other securities not offered through the Plan. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The table below reflects ( i ) the average yield earned by the Plan for all fully benefit-responsive investments contracts (which may differ from the interest rate credited to participants in the Plan) and (ii) the average yield earned by the Plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest credited to participants in the Plan for the years ended December 31, 2010 and 2009.

Average Yields	2010	2009
Based on actual earnings	2.26%	2.65%
Based on interest rate credited to participants	2.73%	3.06%
Benefits
Benefits are recorded when paid.
Party-in-Interest Transactions
The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of Charles Schwab Trust Company. Charles Schwab Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of Monster Worldwide common stock through the Monster Worldwide, Inc. Equity Unit Fund and issues loans to participants which are secured by the balances in the participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.
3. Plan Mergers
There were no plan mergers in 2010 or 2009. Monster Worldwide acquired HotJobs from Yahoo! Inc. in an asset sale during 2010 and no plan assets were transferred from the Yahoo! Inc. 401(k) Plan to the Monster Worldwide 401(k) Plan. HotJobs participants were eligible to participate in the Plan effective August 25, 2010.
4. Investments
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2010 and 2009, as follows:

	December 31,
	2010	2009
Mutual funds	$14,319,078	$23,168,360
Common/collective trusts	42,157	(286,318)
Monster Worldwide, Inc. Equity Unit Fund	2,717,763	2,531,339

Total	$17,078,998	$25,413,381

5. Income Tax Status
The IRS has determined and informed the Plan Administrator, in a letter dated August 3, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC.
Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
6. Trustee and Custodian
The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.
The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.
7. Termination
Although it has not expressed any intent to do so, Monster Worldwide has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.
8. Amounts Due to Participants and Amounts Due From Employer
In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2010 and December 31, 2009, no action was required.
9. Non-Exempt Transactions
There were no non-exempt transactions during the Plan year ended December 31, 2010 and December 31, 2009.
10. Supplemental Information
During the period from January 1, 2009 to December 31, 2010, the Plan had no lease commitments, obligations or leases in default, as defined by ERISA.
11. ERISA Settlement
In October 2006, a putative class action litigation was filed in the United States District Court for the Southern District of New York by a former employee against Monster Worldwide and a number of its current and former officers and directors. The complaint, as amended in February 2007, was purportedly brought on behalf of all participants in the Plan. On December 14, 2007, the Court granted the defendants motions to dismiss. On February 15, 2008, plaintiffs filed a second amended complaint (“SAC”) alleging that the defendants breached their fiduciary obligations to Plan participants under Sections 404, 405, 409 and 502 of ERISA by allowing Plan participants to purchase and to hold and maintain Monster Worldwide stock in their Plan accounts without disclosing to those Plan participants the historical stock option practices of Monster Worldwide. The SAC sought, among other relief, equitable restitution, attorney’s fees and an order enjoining defendants from violations of ERISA. On July 8, 2008, the Court denied defendants’ motions to dismiss the SAC. A settlement was reached between the parties in which the matter would be resolved, subject to Court approval, for $4.25 million, the vast majority of which was to be paid by the Plan’s insurance carrier and an individual defendant. In February 2010, the Court granted final approval to the settlement and dismissed the action with prejudice. The $4.25 million settlement less legal fees (net settlement of $3.0 million) was allocated to participants on September 10, 2010 as presented in the Contributions section of the Statements of Changes in Net Assets Available for Benefits.

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
12. Reconciliation to Form 5500
As required by accounting principles generally accepted in the United States of America, the Statement of Net Assets Available for Benefits presents the common/collective trust at fair value and an adjustment to reflect the common/collective trust at contract value. However, the common /collective trust is recorded at fair value on the Form 5500.
The following is a reconciliation of the Plan’s net assets per the financial statements to the Plan’s net assets per the form 5500:

	2010	2009
Net assets available for benefits, per the financial statements	$146,018,731	$121,345,726
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	308,106	81,218

Net assets available for benefits, per Form 5500	$146,326,837	$121,426,944

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010 and December 31, 2009:

	2010	2009
Net increase in net assets, per the financial statements	$24,673,005	$35,928,662
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(81,218)	525,563
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	308,106	81,218

Net increase in net assets, per Form 5500	$24,899,893	$36,535,443

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN
Schedule of Assets Held for Investment Purposes at End of Year

EIN: 13-3906555	Plan No. 002

December 31, 2010
	Identity of issuer, borrower, lessor or similar	Description of investment including maturity date,
	party	rate of interest, collateral, par or maturity value	Cost **	Current value
	Mutual funds:
	American Century Inflation — Adjusted Bond Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	$—	$3,617,098
	Growth Fund of America	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	9,635,631
	Baron Small Cap	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,724,389
	Columbia Value & Restructuring	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,324,337
	Goldman Sachs High Yield Institutional Shares	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,660,892
	JP Morgan Diversified Mid Cap Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	4,394,554
	Laudus International MarketMasters Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	15,724,523
	Oakmark Equity Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	18,985,522
	Oppenheimer International Bond Y	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	703,482
	Oppenheimer Developing Markets A	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	9,393,975
	Perkins Mid Cap Value T	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	11,106,069
	PIMCO Total Return Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	9,494,781
	Royce Total Return Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,241,365
*	Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	13,780,778
	Vanguard REIT Index Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	743,962
	Third Avenue Real Estate Value	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value	—	1,499,068
	Common/collective trusts:
*	Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,250,203
*	Monster Worldwide, Inc. Equity Unit Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	9,755,667	10,176,864
	Personal Choice Retirement Accounts	Participant directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	—	757,625
*	Participant Loans	Generally 5 years, at the prevailing interest rate as determined by the Plan’s Administrator, collateralized by participant’s account balance. Interest rate ranges from 3.25% to 8.25%.	—	2,102,271

	Total			$146,317,389

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide, Inc. 401(k) Savings Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN
By:	/s/ VICTORIA FORTMAN
Victoria Fortman
Chair, Monster Worldwide, Inc. 401(k) Savings Plan Committee
Date: June 23, 2011

EXHIBIT INDEX

Exhibit Index
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm